October 3, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. William Friar Mr. Michael Clampitt

Re:	First Indiana Corporation Amendment No. 1 to Preliminary Proxy Statement File No.: 0-14354
Dear Sirs:
In connection with the contemporaneous response on behalf of First Indiana Corporation (the “Company”) to the September 7, 2007 comment letter of the Staff on the above filing and the Company’s amendment thereto (together, the “Filing”), the Company acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ William J. Brunner
Executive Vice President, Chief Financial
Officer and Treasurer